Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the month ended January 31, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the month ended January 31, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jan'21	Jan'20
Total loans			22,646,922	23,231,617
Total assets			34,891,226	35,620,712

Deposits and other demand liabilities			6,353,656	4,796,951
Time deposits and other time liabilities			10,691,117	11,934,614
Interbank borrowings			3,795,463	2,773,374
Debt instruments issued			6,250,881	6,444,988

Equity			2,410,515	3,451,647
Total equity attributable to equity holders of the bank			2,337,660	3,354,417
Non-controlling interest			72,855	97,230

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	1M'21	1M'20	1M'21	1M'20
Net operating profit before provision for loan losses	129,603	143,982	105,696	94,198
Provisions for loan losses	(16,911)	(30,392)	(10,264)	(17,034)
Total operating expenses	(61,534)	(61,662)	(61,534)	(61,662)
Operating income (loss)	51,158	51,928	33,898	15,502
Income from investments in companies	-	963	-	963
Operating income before income taxes	51,158	52,891	33,898	16,465
Income taxes	(23,703)	(39,700)	(6,443)	(3,274)
Consolidated income for the period	27,455	13,191	27,455	13,191

Net income attributable to holders of the Bank	27,443	12,547	27,443	12,547
Non-controlling interest	12	644	12	644

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer